SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995



                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _______________ to __________________

     Commission file number 33-59310


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Barefoot Grass Lawn Service, Inc. Profit Sharing Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Barefoot Inc.
                        450 W. Wilson Bridge Road
                        Suite 160
                        Worthington, Ohio  43085

                                  SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                      BAREFOOT GRASS LAWN SERVICE, INC.
                                      PROFIT SHARING PLAN
                                      (Name of Plan)



Date:  July 17, 1996             By:  /s/ MICHAEL R. GOODRICH
                                      ----------------------------------------
                                      Michael R. Goodrich, Plan Administrator
                                      of the Barefoot Grass Lawn Service, Inc.
                                      Profit Sharing Plan

                                 Page 3 of 15
                             REQUIRED INFORMATION




The following financial statements and schedules for the Barefoot Grass Lawn Service, Inc. Profit Sharing Plan are being filed herewith:

Description                                               Page No.
- ---------------------------                             ------------

Report of Independent Public Accountants                  Page 4

Statements of Financial Condition as of
  December 31, 1995 and 1994                              Pages 5 through 6

Statements of Income and Other Changes in
  Plan Equity for the Years Ended December
  31, 1995, 1994 and 1993                                 Pages 7 through 9

Notes to Financial Statements                             Pages 10 through 14

Financial Statement Schedules:  Schedules I,
  II and III are not applicable

The following exhibit is being filed herewith:

Exhibit No.                  Description                  Page No.
- -------------         ---------------------------         ----------

     1                Consent of Independent              Page 15
                        Public Accountants

                   Report of Independent Public Accountants


To the Plan Administrator of the
   Barefoot Grass Lawn Service, Inc.
     Profit Sharing Plan:

We have audited the accompanying statements of financial condition of the BAREFOOT GRASS LAWN SERVICE, INC. PROFIT SHARING PLAN (the Plan) as of
December 31, 1995 and 1994, and the related statements of income and other changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1995 and 1994, and the results of its operations and the changes in plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                    ARTHUR ANDERSEN LLP


Columbus, Ohio,
July 17, 1996.

                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN

                       STATEMENT OF FINANCIAL CONDITION

                            AS OF DECEMBER 31, 1995



                                                                          Money
                                                            Barefoot      Market      Income       Growth       Other    Participant
                                                              Inc.         Fund        Fund         Fund        Funds    Loan Fund
                                                           Stock Fund
                                                         ------------    ---------   ---------    ---------    --------  -----------
INVESTMENTS, at fair market value:
   Money market fund (cost - $1,196,480) ...............    $   --      $1,196,480    $   --      $     --      $   --      $   --
   Participant loans (cost - $143,065) .................        --            --          --            --          --       143,065
   Barefoot Inc. common stock (cost - ..................     659,630          --          --            --          --          --
    $782,285)
   Mutual funds-
     Equity - Growth Fund (cost - $976,602) ............        --            --          --       1,083,251        --          --
     Equity - Other Funds (cost $178,450) ..............        --            --          --            --       178,260        --
     Bond - Income Fund (cost - $444,048) ..............        --            --       455,180          --          --          --
     Bond - Other Funds (cost - $18,704) ...............        --            --          --            --        19,043        --
                                                            --------    ----------    --------    ----------    --------    --------

            Total investments ..........................     659,630     1,196,480     455,180     1,083,251     197,303     143,065

CONTRIBUTION RECEIVABLE:
   Employer ............................................        --            --          --            --          --          --
   Employees ...........................................        --            --          --            --          --          --
                                                            --------    ----------    --------    ----------    --------    --------

                  Total assets .........................     659,630     1,196,480     455,180     1,083,251     197,303     143,065
                                                            --------    ----------    --------    ----------    --------    --------

PLAN EQUITY ............................................    $659,630    $1,196,480    $455,180    $1,083,251    $197,303    $143,065
                                                            ========    ==========    ========    ==========    ========    ========


ABOVE TABLE CONTINUED BELOW:


                                               Contributions
                                                Receivable
                                               (Unallocated)     Total

                                               ------------    ----------

INVESTMENTS, at fair market value:
   Money market fund (cost - $1,196,480)         $  -         $1,196,480
   Participant loans (cost - $143,065)              -            143,065
   Barefoot Inc. common stock (cost -               -            659,630
     $782,285)
   Mutual funds-
     Equity - Growth Fund (cost - $976,602)         -          1,083,251
     Equity - Other Funds (cost $178,450)           -            178,260
     Bond - Income Fund (cost - $444,048)           -            455,180
     Bond - Other Funds (cost - $18,704)            -             19,043
                                                ---------     ----------

            Total investments                       -          3,734,909

CONTRIBUTION RECEIVABLE:
   Employer                                       111,352        111,352
   Employees                                       24,105         24,105
                                                ---------     ----------

                  Total assets                    135,457      3,870,366
                                                ---------     ----------

PLAN EQUITY                                      $135,457     $3,870,366
                                                =========     ==========


     The accompanying notes to financial statements are an integral part of this statement.

                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN

                       STATEMENT OF FINANCIAL CONDITION

                            AS OF DECEMBER 31, 1994

                                                                     Money
                                                      Barefoot       Market        Income      Composite   Participant
                                                        Inc.          Fund          Fund         Stock      Loan Fund      Total
                                                     Stock Fund                                   Fund
                                                    ------------  -----------     --------    ----------   ----------   ----------
INVESTMENTS, at fair market value:
   Money market fund (cost - $1,066,921) .......    $    6,338    $ 1,060,583     $    --       $   --      $   --      $ 1,066,921
   Participant loans (cost - $102,611) .........          --             --            --           --       102,611        102,611
   Barefoot Inc. common stock (cost - ..........       814,908           --            --           --          --          814,908
     $756,987)
   Mutual funds-
     Equity (cost - $890,640) ..................          --             --            --        827,839        --          827,839
     Fixed income (cost - $543,098) ............          --             --         481,444         --          --          481,444
                                                    ----------    -----------     ---------     --------    --------    -----------

              Total investments ................       821,246      1,060,583       481,444      827,839     102,611      3,293,723
                                                    ----------    -----------     ---------     --------    --------    -----------

CONTRIBUTION RECEIVABLE:
   Employer ....................................       165,504         67,443        31,653       61,306        --          325,906
   Employees ...................................         6,651          3,230         2,252        4,347        --           16,480

ACCRUED INTEREST INCOME ........................            38          4,197          --           --          --            4,235

NET TRANSFERS RECEIVABLE .......................        75,435           --            --          5,966        --           81,401

OTHER RECEIVABLES ..............................           651           --            --           --          --              651
                                                    ----------    -----------     ---------     --------    --------    -----------

              Total receivables ................       248,279         74,870        33,905       71,619        --          428,673
                                                    ----------    -----------     ---------     --------    --------    -----------

TOTAL ASSETS ...................................     1,069,525      1,135,453       515,349      899,458     102,611      3,722,396

NET TRANSFERS PAYABLE ..........................          --          (49,819)      (31,582)        --          --          (81,401)
                                                    ----------    -----------     ---------     --------    --------    -----------

PLAN EQUITY ....................................    $1,069,525    $ 1,085,634     $ 483,767     $899,458    $102,611    $ 3,640,995
                                                    ==========    ===========     =========     ========    ========    ===========


     The accompanying notes to financial statements are an integral part of this statement.


                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN

             STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                               Money
                                             Barefoot          Market         Income        Composite        Growth         Other
                                               Inc.             Fund           Fund        Stock Fund         Fund          Funds
                                            Stock Fund
                                           ------------      ----------     ----------    -----------      ----------     ----------
INVESTMENT INCOME:
   Dividends ...........................    $    10,294     $    36,780     $  17,942     $     6,097     $    13,535     $   1,386
   Interest ............................            531          28,525        16,264              44            --              71
   Realized gains (losses) .............        (10,585)           --          33,203         100,904          13,205        10,993
   Unrealized appreciation
     (depreciation) ....................       (199,500)           --          11,132            --           106,649           151
                                            -----------     -----------     ---------     -----------     -----------     ---------

       Total investment income .........       (199,260)         65,305        78,541         107,045         133,389        12,601
         (loss)
                                            -----------     -----------     ---------     -----------     -----------     ---------

CONTRIBUTIONS:
   Employee ............................        113,541          88,484        43,104            --            47,896        69,370
   Employer matching ...................           --              --            --              --              --            --
   Employer discretionary ..............           --              --            --              --              --            --
   Rollovers and other .................          4,480          15,302           282            --               776           437
                                            -----------     -----------     ---------     -----------     -----------     ---------

       Total contributions .............        118,021         103,786        43,386            --            48,672        69,807
                                            -----------     -----------     ---------     -----------     -----------     ---------

TOTAL ADDITIONS ........................        (81,239)        169,091       121,927         107,045         182,061        82,408

NET TRANSFERS ..........................       (218,741)        208,702       (61,717)     (1,006,503)        905,019       117,525

DISTRIBUTIONS TO PARTICIPANTS ..........       (109,915)       (266,947)      (88,797)           --            (3,829)       (2,630)
                                            -----------     -----------     ---------     -----------     -----------     ---------

       Net increase (decrease) .........       (409,895)        110,846       (28,587)       (899,458)      1,083,251       197,303

PLAN EQUITY, beginning of year .........      1,069,525       1,085,634       483,767         899,458            --            --
                                            -----------     -----------     ---------     -----------     -----------     ---------

PLAN EQUITY, end of year ...............    $   659,630     $ 1,196,480     $ 455,180     $      --       $ 1,083,251     $ 197,303
                                            ===========     ===========     =========     ===========     ===========     =========

ABOVE TABLE CONTINUED BELOW:
                                        Participant   Contributions
                                         Loan Fund      Receivable       Total
                                        -----------   -------------   ----------
INVESTMENT INCOME:
   Dividends .........................    $    --       $   --      $    86,034
   Interest ..........................        6,606         --           52,041
   Realized gains (losses) ...........         --           --          147,720
   Unrealized appreciation
     (depreciation) ..................         --           --          (81,568)
                                          ---------     --------    -----------

       Total investment income .......        6,606         --          204,227
         (loss)
                                          ---------     --------    -----------

CONTRIBUTIONS:
   Employee ..........................         --         24,105        386,500
   Employer matching .................         --        111,352        111,352
   Employer discretionary ............         --           --             --
   Rollovers and other ...............         --           --           21,277
                                          ---------     --------    -----------

       Total contributions ...........         --        135,457        519,129
                                          ---------     --------    -----------

TOTAL ADDITIONS ......................        6,606      135,457        723,356

NET TRANSFERS ........................       55,715         --             --

DISTRIBUTIONS TO PARTICIPANTS ........      (21,867)        --         (493,985)
                                          ---------     --------    -----------

       Net increase (decrease) .......       40,454      135,457        229,371

PLAN EQUITY, beginning of year .......      102,611         --        3,640,995
                                          ---------     --------    -----------

PLAN EQUITY, end of year .............    $ 143,065     $135,457    $ 3,870,366
                                          =========     ========    ===========

     The accompanying notes to financial statements are an integral part of this statement.


                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN

             STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                      Money
                                                     Barefoot         Market        Income     Composite    Participant
                                                        Inc.           Fund          Fund      Stock Fund    Loan Fund      Total
                                                     Stock Fund
                                                    -----------    ----------    ----------    -----------  ----------    ---------
INVESTMENT INCOME:
   Dividends ...................................   $     4,161    $      --      $  28,478    $  11,959    $    --      $    44,598
   Interest ....................................           579         42,354           87          141        9,677         52,838
   Realized gains (losses) .....................       (36,023)          --         (4,900)      16,995         --          (23,928)
   Unrealized depreciation .....................      (208,728)          --        (44,116)     (43,881)        --         (296,725)
                                                   -----------    -----------    ---------    ---------    ---------    -----------

              Total investment income (loss) ...      (240,011)        42,354      (20,451)     (14,786)       9,677       (223,217)
                                                   -----------    -----------    ---------    ---------    ---------    -----------

CONTRIBUTIONS:
   Employee ....................................       154,442         81,773       82,058      143,658         --          461,931
   Employer matching ...........................        38,225         21,310       13,119       28,252         --          100,906
   Employer discretionary ......................       127,279         46,133       18,534       33,054         --          225,000
   Rollovers and other .........................         1,703          4,263        3,041       38,078         --           47,085
                                                   -----------    -----------    ---------    ---------    ---------    -----------

              Total contributions ..............       321,649        153,479      116,752      243,042         --          834,922
                                                   -----------    -----------    ---------    ---------    ---------    -----------

TOTAL ADDITIONS ................................        81,638        195,833       96,301      228,256        9,677        611,705

NET TRANSFERS ..................................       293,706       (124,428)    (117,310)     (73,704)      21,736           --

DISTRIBUTIONS TO PARTICIPANTS ..................      (150,854)      (175,250)     (25,801)     (40,045)     (20,835)      (412,785)
                                                   -----------    -----------    ---------    ---------    ---------    -----------

              Net increase (decrease) ..........       224,490       (103,845)     (46,810)     114,507       10,578        198,920

PLAN EQUITY, beginning of year .................       845,035      1,189,479      530,577      784,951       92,033      3,442,075
                                                   -----------    -----------    ---------    ---------    ---------    -----------

PLAN EQUITY, end of year .......................   $ 1,069,525    $ 1,085,634    $ 483,767    $ 899,458    $ 102,611    $ 3,640,995
                                                   ===========    ===========    =========    =========    =========    ===========


     The accompanying notes to financial statements are an integral part of this statement.

                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN



             STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                     FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                      Money
                                       Predecessor   Barefoot         Market        Income      Composite   Participant
                                           Fund         Inc.           Fund          Fund         Stock      Loan Fund      Total
                                                     Stock Fund                                   Fund
                                      -----------   ------------    ----------    ----------    ----------   ----------   ----------
INVESTMENT INCOME:
   Dividends .......................   $      --      $    --      $      --      $  20,721    $   9,755    $   --      $    30,476
   Interest ........................          --         17,243         26,050          274          152       6,395         50,114
   Realized gains ..................          --            563           --         21,126       14,508        --           36,197
   Unrealized appreciation .........          --        217,405           --        (23,661)     (26,918)       --          166,826
     (depreciation) ................          --           --             --           --           --          --             --

       Total investment income .....          --        235,211         26,050       18,460       (2,503)      6,395        283,613
         (loss) ....................          --           --             --           --           --          --             --

CONTRIBUTIONS:
   Employee ........................          --         86,115         72,225       45,000       78,524        --          281,864
   Employer matching ...............          --         13,591         15,631       10,311       16,102        --           55,635
   Employer discretionary ..........          --         92,250         57,318       20,588       29,844        --          200,000
   Rollovers and other .............          --         55,330         88,168       41,776      128,490      28,344        342,108
                                       -----------    ---------    -----------    ---------    ---------    --------    -----------

              Total contributions ..          --        247,286        233,342      117,675      252,960      28,344        879,607
                                       -----------    ---------    -----------    ---------    ---------    --------    -----------

TOTAL ADDITIONS ....................          --        482,497        259,392      136,135      250,457      34,739      1,163,220

NET TRANSFERS ......................    (2,520,976)     492,120      1,070,074      397,184      560,379       1,219           --

DISTRIBUTIONS TO PARTICIPANTS ......          --       (129,582)      (139,987)      (2,742)     (25,885)    (11,137)      (309,333)
                                       -----------    ---------    -----------    ---------    ---------    --------    -----------

              Net additions ........    (2,520,976)     845,035      1,189,479      530,577      784,951      24,821        853,887

PLAN EQUITY, beginning of year .....     2,520,976         --             --           --           --        67,212      2,588,188
                                       -----------    ---------    -----------    ---------    ---------    --------    -----------

PLAN EQUITY, end of year ...........   $      --      $ 845,035    $ 1,189,479    $ 530,577    $ 784,951    $ 92,033    $ 3,442,075
                                       ===========    =========    ===========    =========    =========    ========    ===========


     The accompanying notes to financial statements are an integral part of this statement.

                       BAREFOOT GRASS LAWN SERVICE, INC.

                              PROFIT SHARING PLAN


                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994




(1)  DESCRIPTION OF THE PLAN

     General

     The Barefoot Grass Lawn Service, Inc. Profit Sharing Plan (the Plan) is a defined contribution plan covering all full-time employees of Barefoot Grass Lawn Service, Inc. (the Company). The Company is a wholly-owned subsidiary of Barefoot Inc. The Plan was established effective January 1, 1985, amended effective January 1, 1989, and restated effective January 1, 1993 to incorporate changes regarding eligibility, vesting, employer match, investment options and designation of the Plan trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Trustee of the Plan is Bank One Ohio Trust Company, N.A. (the Trustee). The Plan's investments are held in several distinct investment funds, one of which consists exclusively of the common stock of Barefoot Inc. The participants may direct their accounts among these funds. The Plan Administrator is the President of the Company and/or his designee. The Trustee holds all of the Plan assets and executes all of the Plan's transactions. All administrative expenses are paid by the Company. The Trustee engaged an outside third party, First Data Corporation, during 1995 to perform record keeping and asset custodial services. Subsequent to year-end BISYS Fund Services, Inc. began performing these services for the Trustee.

     The Plan was restated as of January 1, 1993 and has received a determination letter from the Internal Revenue Service (IRS), dated December 14, 1995, stating that the restated Plan is exempt from taxation under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not been amended since the determination letter and management believes the Plan to be operating in accordance with the IRC requirements.

     Contributions

     The Plan provides for participants to defer between one percent (1%) and ten percent (10%) of their annual compensation via salary deferral. The amount of a participant's contributions for any plan year may not exceed certain limits which are set forth in the Plan. The Company provides for an employer match of 25% in the year 1993, and 35% in the years 1994 and 1995 of participant deferrals up to a limit of 6% of the participants' annual compensation. The employer match was $55,635, $100,906 and $111,352 in the years 1993, 1994 and 1995, respectively.

     The Plan also provides for discretionary contributions by the Company. Contributions for the years 1993, 1994 and 1995 were $200,000, $225,000 and $0, respectively.

     Eligibility and Vesting

     As amended effective January 1, 1989, employees reaching the age of 21 become eligible as participants in the Plan on the January 1 or July 1 of the Plan year following completion of one year of service. One year of service is at least one-thousand (1,000) hours worked or credited in a consecutive twelve -month period.

     Participants are immediately vested in their salary deferrals plus actual earnings thereon. Vesting in Company discretionary contributions, matching contributions and earnings thereon, occurs after 5 years of service.

     As of December 31, 1995, there were 865 employees participating in the Plan.

     Allocation of Discretionary Contributions, Investment Gains and Losses, and Forfeitures

     Discretionary contributions to the Plan from the Company are allocated to participants' accounts at the end of each Plan year based on the ratio of each participant's compensation to the total compensation of all the participants for the Plan year.

     Investment gains and losses are posted to participants' accounts based on the daily valuation of each fund's investments.

     Forfeitures of terminated participants' nonvested account balances are allocated to the remaining participants' accounts at the end of each Plan year based on the ratio of each participant's compensation to the total compensation of all the participants for the Plan year. There were
     approximately  $54,000,   $67,000  and  $0  forfeitures   reallocated  to
     participants during 1993, 1994 and 1995, respectively. There were approximately $0 and $31,000 of forfeitures unallocated as of December 31, 1994 and 1995, respectively.

     Benefit Payments

     Upon retirement or termination of employment, a participant may elect to receive the amount in his/her vested account balance in a lump-sum payment or in installments with payments to begin no later than April 1 following the Plan year in which the participant attains 70.5 years of age. Terminated participants with vested account balances in excess of $3,500 are not required to withdraw their account balances until such time as they choose or until required by law.

     Participant Loans

     Participant loans are permitted under the Plan subject to certain rules established by law. All loan applications must be approved by the Plan Administrator. Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance. Loan transactions are treated as a transfer to (from) an investment fund from (to) the participant loan fund. Loan terms vary based on individual circumstances. The loans bear interest at a rate of prime 1%. Principal and interest is paid ratably through regular payroll deductions.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


(2)  SUMMARY OF ACCOUNTING POLICIES

     Investments are valued at fair market value, as measured by quoted market prices in an active market. The financial statements are prepared using the accrual basis of accounting.

     Unrealized appreciation (depreciation) of assets is based on market value at year-end and the market value at the beginning of the Plan year or cost at the time of purchase during the year. Net gain (loss) on sale of assets is based on sale proceeds and the market value at the beginning of the Plan year or cost at the time of purchase during the year. Market values do not vary significantly from original cost values.


(3)  PLAN INVESTMENTS

     Participants may direct the investment of their funds to one of five individually selected investment options or they may choose from among six fully managed portfolio options.

     a. Individually Selected Portfolio

          i. Barefoot Inc. Stock Fund - This fund invests solely in the common stock of Barefoot Inc. which is publicly-traded on NASDAQ/NMS.

          ii. Fidelity Advisor Growth Opportunities Fund (Growth Fund) - This fund invests primarily in companies with above-average growth in sales or earnings.

          iii. Composite Stock Fund - This fund seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities. It was replaced in fiscal 1995 with the Growth Fund.

          iv. One Group Income Bond Fund (Income Fund) - This fund invests in high and medium grade fixed income securities and seeks to generate current income without unexpected valuation fluctuations.

          v. One Group Prime Money Market Fund (Money Market Fund) - This fund invests in short-term cash instruments and seeks to generate steady current income while maintaining the principal value.

     b. Fully Managed Portfolio

        Banc  One  Investment   Advisors   Corporation   manages   participant
        portfolios for those participants who elect one of six lifestyle choices. These six lifestyle choices are:

           Aggressive Growth
           Growth
           Growth & Income
           Balanced
           Conservative Growth
           Fixed Income

        Based upon the lifestyle choices made, participant funds are invested in a mix of One Group equity funds, fixed income funds or money market funds designed to achieve the desired investment return and risk.

     c. Net Asset Value

        Net asset values by fund as of December 31, 1995 and 1994 are as follows:

                                                   1995               1994
                                              ----------------   ---------------
                                              Shares/    Unit    Shares/   Unit
               Issuer/Title of Issuer          Units     Value   Units     Value
          ---------------------------------   --------   -----   -------   -----

         Barefoot Inc. Stock Fund             62,548   $10.50     59,266  $13.75
         The One Group Prime Money         1,173,903     1.00  1,066,921    1.00
           Market Fund
         The One Group Income Bond Fund       46,447     9.80     53,913    8.93
         The One Group Composite Stock          -        -        65,661   12.61
           Fund
         Fidelity Advisor Growth              34,237    31.64       -        -
           Opportunities Fund
         Various Other Funds                  14,764    13.36       -        -

     d. The net realized gains (losses) from sales of investments for the years 1993, 1994 and 1995 were as follows:

                                                         Realized
                                                          Gains
                              Proceeds       Cost        (Losses)
                              ---------    ---------     ---------

             1993             $4,329,323   $4,293,126    $ 36,197
             1994              2,092,996    2,116,924     (23,928)
             1995              1,941,754    1,794,034     147,720


(4)  BENEFIT CLAIMS

     Several employees terminated employment at the Company during 1994 and 1995 and elected to withdraw their account balances from the Plan subsequent to year-end. The total equity in the Plan, to be paid out subsequent to year-end, amounted to approximately $210,000 and $190,000 in 1994 and 1995, respectively. In accordance with generally accepted accounting principles, these amounts are not reflected as a liability in the accompanying financial statements. However, these amounts will be reported as a liability on Form 5500.


(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.